UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2019

GANNETT CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	1-36874	47-2390983
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7950 Jones Branch Drive, McLean, Virginia	22107-0910
(Address of principal executive offices)	(Zip Code)

(703) 854-6000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	GCI	New York Stock Exchange (NYSE)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Litigation Related to the Merger

As previously disclosed, on August 5, 2019, Gannett Co., Inc. (“Gannett”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Media Investment Group Inc. (“New Media”), Arctic Holdings LLC, a wholly owned subsidiary of New Media (“Intermediate Holdco”), and Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), pursuant to which Merger Sub will merge with and into Gannett with Gannett surviving the merger as a wholly owned subsidiary of Intermediate Holdco and an indirect wholly owned subsidiary of New Media (the “Merger”).

In connection with the Merger, New Media filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”), which includes a prospectus with respect to shares of New Media’s common stock to be issued in the Merger and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (collectively, the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Gannett also filed the Joint Proxy Statement with the SEC as a definitive proxy statement on Schedule 14A on October 10, 2019.

As described in the Joint Proxy Statement under the heading “Litigation Related to the Merger,” as of October 2, 2019, three complaints had been filed in the United States District Court for the District of Delaware and one complaint had been filed in the United States District Court for the Southern District of New York seeking to enjoin the proposed transaction and other relief. Those complaints, which are described in more detail in the Joint Proxy Statement, include (i) Stein v. Gannett Co., Inc., et al., Case No. 1:19-cv-01705-UNA (D. Del.), filed on September 11, 2019, (ii) Scarantino v. Gannett Co., Inc., et al., Case No. 1:19-cv-01740-UNA (D. Del.), filed on September 16, 2019, (iii) Humbert v. Gannett Co. Inc., et al., Case No. 1:19-cv-09081 (S.D.N.Y.), filed on September 30, 2019, and (iv) Steiner v. Gannett Co., Inc., et al., Case No. 1:19-cv-01851 (D. Del.), filed on October 2, 2019, all of which allege that the Registration Statement filed by New Media omitted material information in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, rendering the registration statement false and misleading.

Since the Joint Proxy Statement was filed by Gannett, two additional complaints have been filed in the United States District Court for the Southern District of New York and the District of Delaware, respectively, seeking to enjoin the Merger and other relief. On October 17, 2019, a complaint was filed against Gannett and the members of the Gannett Board of Directors under the caption Litwin v. Gannett Co., Inc., et al., Case No. 1:19-cv-09605 (S.D.N.Y.). On October 23, 2019, a complaint was filed against Gannett and the members of the Gannett Board of Directors under the caption Johnson v. Gannett Co., Inc., et al., Case No. 1:19-cv-02004 (D. Del.). Both complaints allege that the Joint Proxy Statement filed by Gannett omitted material information in violation of Sections 14(a) and 20(a) of the Exchange Act, rendering the Joint Proxy Statement false and misleading. Among other remedies, each of such complaints seeks an order enjoining the shareholder vote on the proposed transaction or consummation of the proposed transaction unless and until additional disclosures are made, rescinding the Merger or awarding rescissory damages in the event the proposed transaction is consummated, declaring that defendants violated Sections 14(a) and 20(a), awarding costs, including attorneys’ fees, and granting such other and further relief as the court deems proper.

The defendants believe that all of the complaints are without merit and that no further disclosure is required to supplement the Joint Proxy Statement under applicable laws. However, to avoid the risk that the foregoing actions may delay or otherwise adversely affect the consummation of the proposed transaction and to minimize the expense of defending such action, Gannett and New Media are voluntarily making the disclosures set forth below to supplement the disclosures contained in the Joint Proxy Statement. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

The following disclosures should be read in conjunction with the disclosures contained in the Joint Proxy Statement, which should be carefully read in its entirety. To the extent that information set forth herein differs from or updates information contained in the Joint Proxy Statement, the information contained herein supersedes the information contained in the Joint Proxy Statement. All page references are to pages in the Joint Proxy Statement, and any defined terms used but not defined below shall have the meanings set forth in the Joint Proxy Statement.

Supplemental Disclosures

The following disclosures supplement the Joint Proxy Statement and are hereby inserted at the end of the section of the Joint Proxy Statement entitled “Interests of Gannett Directors and Executive Officers in the Merger—Agreements with New Media” on page 132:

For purposes of clarity, although the merger agreement provides that New Media will appoint Gannett’s current CEO, Paul J. Bascobert, as the CEO of all of New Media’s operating subsidiaries as of the effective time (provided he is still serving as the CEO of Gannett immediately prior to the effective time), as of November 4, 2019, Mr. Bascobert has not entered into any agreement with New Media or any of its affiliates with respect to such role. He presently has an agreement with Gannett with respect to his position as Gannett’s President and Chief Executive Officer, which will continue to be binding on Gannett once it becomes a subsidiary of New Media as a result of the merger. For more information on such agreement, see the section entitled “—Bascobert Letter Agreement,” beginning on page 131.

In addition, although the parties expect that Alison Engel, currently Senior Vice President, Chief Financial Officer and Treasurer of Gannett, will serve as the Chief Financial Officer for the combined company upon completion of the merger, as of November 4, 2019, Ms. Engel has not entered into any agreement with New Media or any of its affiliates with respect to such role.

Prior to or following the closing, Mr. Bascobert and/or Ms. Engel may discuss or enter into agreements with New Media or any of its affiliates regarding the foregoing roles.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs, and Gannett cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the Registration Statement filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the SEC the Registration Statement, which includes a Joint Proxy Statement. The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gannett Co., Inc.

Date: November 4, 2019	By:	/s/ Barbara W. Wall
Barbara W. Wall
Senior Vice President and Chief Legal Officer